[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
DIVISION OF MARKET REGULATION

cm

SECU 09056586 SION
Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldman Lass Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 South Broadway
(No. and Street)

Yonkers (City) NY (State) 10701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gaynes, Paul R. CPA
(Name – *if individual, state last, first, middle name*)

54 Sunnyside Blvd. (Address) Plainview (City) NY (State) 11803 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Lass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldman Lass Securities Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ANDREW M. ROMANO
Notary Public, State of New York
No. 4786562
Qualified in Westchester County
Commission Expires 2/28/10
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes ~~in Financial Condition~~ of cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Goldman Lass Securities, Inc.
Yonkers, New York

I have audited the accompanying statement of income of Goldman Lass Securities, Inc. as of December 31, 2008, the related statements of income, statement of cash flows, statement of changes in stockholders' equity for the year then ended and the supplementary information thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldman Lass Securities, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul Gaynes

PAUL GAYNES, CPA

Plainview, NY
February 3, 2009

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Exhibit A

ASSETS

Cash		$ 741,349
Receivable from customers		132,047
Other assets		12,389
TOTAL ASSETS		$ 885,785

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Payable to brokers		$ 5,863
Payable to customers		$ 329,201
TOTAL LIABILITIES		$ 335,064
STOCKHOLDERS' EQUITY		
Common stock	$ 3,000	
Paid in capital	203,709	
Retained earnings	344,012	
TOTAL STOCKHOLDERS' EQUITY		550,721
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$ 885,785

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Exhibit B

REVENUES		
Commissions		$ 13,389
Interest & dividend income		31,094
TOTAL REVENUES		$ 44,483
EXPENSES		
Rents & utilities	$ 10,185	
Telephone	1,991	
Dues & assessments	1,490	
Office supplies & expenses	2,290	
Professional Fees	3,000	
Insurance	6,048	
Other expenses	28,762	
Commissions	3,800	
Total Expenses		57,566
NET LOSS		$ (13,083)

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Exhibit C

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (13,083)
Adjustments to reconcile net income to net cash:		
Decrease in receivable from customers	$ 38,062	
Decrease in payable to customers	(467,980)	
Decrease in receivable from brokers	176,463	
Increase in payable to brokers	5,863	
Total Adjustments		247,592
NET CASH FLOWS FROM OPERATING ACTIVITIES		$ (260,675)
CASH & CASH EQUIVALENTS-DECEMBER 31, 2007		1,002,024
CASH & CASH EQUIVALENTS-DECEMBER 31, 2008		$ 741,349

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Exhibit D

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	STOCKHOLDER EQUITY
BALANCES – DECEMBER 31, 2007	$ 3,000	$ 203,709	$ 357,095	$ 563,804
LOSS 2008			(13,083)	(13,083)
BALANCES- DECEMBER 31, 2008	$ 3,000	$ 203,709	$ 344,012	$ 550,721

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

Exhibit E

N

O

N

E

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER S.E.C. RULE 15c3-1
AS OF DECEMBER 31, 2008

Schedule 1

NET CAPITAL COMPUTATION

CREDIT FACTORS			
Common stock			$ 3,000
Paid in capital			203,709
Retained earnings			344,012
Total Credit Factors			$ 550,721
DEBIT FACTORS			
Other assets	$12,389		
Excess deductible on indemnity bond	70,000		
Total Debit Factors			82,389
NET CAPITAL			$ 468,332
Less: Capital requirements greater of $250,000 Or 6 2/3% of aggregate indebtedness			250,000
REMAINDER: NET CAPITAL IN EXCESS OF ALL REQUIREMENTS			$ 218,332
Capital Ratio: (Maximum allowance 1500%)			
* Aggregate indebtedness	$ 329,201		
NET CAPITAL	$ 468,332	= .7029	
* Aggregate indebtedness Payable to customers			$ 329,201
Less: Customers reserve deposits			-0-
AGGREGATE INDEBTEDNESS			$ 329,201
6 2/3% OF AGGREGATE INDEBTEDNESS			$ 21,957

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
DETERMINATION OF RESERVE REQUIREMENT UNDER
RULE 15c3-3 AND INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2008

Schedule 2

1. Free credit balances & other balances in customers' securities accounts	$ 59,185
2. Money borrowed collateralized by securities Carried for customers	$ 11,785
TOTAL CREDITS	$ 70,970
3. Debit balances in customers' cash & margin accounts excluding unsecured accounts & accounts doubtful of collection	$ 106,183
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	None
AMOUNT HELD ON DEPOSIT IN RESERVE BANK ACCOUNTS	$ 150,000
AMOUNT REQUIRED TO BE HELD IN RESERVE BANK ACCOUNT	None
ADDITIONAL DEPOSIT REQUIRED	None

There are no differences between this schedule and the schedule included in Goldman Lass' Focus Part II as at December 31, 2008.

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2008

Schedule 2A

Net capital per focus Report-X-17A-5 Part II	$ 468,332
Adjustments increasing net capital:	
Correction of retained earnings	None
NET CAPITAL PER AUDIT REPORT	$ 468,332

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
SCHEDULE OF RESERVE REQUIREMENT RECONCILIATION
AS OF DECEMBER 31, 2008

Schedule 3

Reconciliation is not required. The Focus Report is identical to the auditor's report.

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Goldman, Lass Securities, Inc. is a New York State corporation formed for the purpose of conducting business as a clearing/broker dealer in securities.

Securities transactions (and the related commission revenue and expenses) are recorded on a settlement date basis, generally the fifth business day following the transaction date.

Other items, such as open trades are not yet recorded because of terms of delivery and contingencies of a reasonably definite nature, would make no material change in the foregoing position.

Marketable securities are valued at current market value.

NOTE 2 – INCOME TAXES

No provision has been made for income taxes, as the company's stockholder has elected that the company be treated as an "S" corporation according to the provision of federal and state corporation income tax codes.

NOTE 3

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1 . At December 31, 2008, the Company had net capital of $468,332 which was $236,917 in excess of its required net capital of $250,000. The Company's net capital ratio was .7029 to 1.

GOLDMAN, LASS SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Customers' full paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3): NONE

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. NONE

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

To the Officers and Directors of
Goldman Lass Securities, Inc.
Yonkers, New York

Gentlemen

In planning and performing my audit of the financial statements of Goldman Lass Securities, Inc. for the year ended December 31, 2008, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Goldman Lass Securities, Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under rule 17-a-3(ii) and the reserve required by rule 15-c(e);(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

Further, that no material differences existed between my computations and of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part II filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchanges Act of 1934 and should not be used for any other purpose.

Very truly yours,

Paul Gaynes

PAUL GAYNES, CPA

Plainview, New York
February 3, 2009